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                                                                 Exhibit (a)(17)

FOR IMMEDIATE RELEASE


PJ ACQUISITION CORP COMPLETES TENDER OFFER FOR PJ AMERICA, INC. PUBLIC SHARES

     Birmingham, Alabama (August 27, 2001) - PJ Acquisition Corp. an entity formed by an Investor Group consisting of several officers, directors and significant stockholders of PJ America, Inc. today announced the successful completion of its tender offer for the publicly held shares of PJ America, Inc. for $8.75 per share.

     The Offer expired at 5 p.m. Eastern Daylight time on Monday, August 27, 2001. Based on preliminary information 2,493,694 shares were tendered by the expiration date. PJ Acquisition Corp. has accepted for payment all validly tendered shares.

     The tendered shares, together with the shares already owned by PJ Acquisition Corp. and the Investor Group represent approximately 98% of PJ America's outstanding common stock.

     PJ America and PJ Acquisition Corp. will now complete the transaction by merging PJ Acquisition Corp with and into PJ America. PJ America will then be wholly owned by the Investor Group. As part of the merger, each of the remaining publicly held PJ America shares will be converted into $8.75 per share in cash, without interest. Payment to the depositary for the tendered shares and completion of the merger is expected to occur by Friday August 31, 2001. PJ America stockholders who did not tender their shares in the tender offer will receive a Notice of Merger and a Letter of Transmittal that will instruct them how to receive the $8.75 per share or, in the alternative, exercise appraisal rights under Delaware law.

     Headquartered in Birmingham, Alabama, PJ America operates 169 restaurants in nine states and Puerto Rico.